No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  *  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________

Contents

Exhibit 1:

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: September 11, 2025

[Translation]

September 11, 2025

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

2-3, Toranomon 2-chome,

Minato-ku, Tokyo, 105-8404

Toshihiro Mibe

Director, President and Representative Executive Officer

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Honda Motor Co., Ltd. (the “Company”) acquired its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation, which was announced on December 23, 2024, as follows.

As a result of the acquisition, all the acquisitions of the Company’s own shares that were authorized under the resolution at the meeting of the Board of Directors of the Company held on December 23, 2024 have been completed.

Particulars

1.	Class of shares acquired:

Shares of common stock

2.	Total number of shares acquired:

22,943,700 shares

3.	Total amount of shares acquired:

38,565,665,858 yen

4.	Period of acquisition:

Started on September 1, 2025 and ended on September 10, 2025 (based on a contract date)

Reference: Details of the resolution at the meeting of the Board of Directors held on December 23, 2024

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 1,100,000,000 shares (23.7 % of total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 1,100 billion yen

(4)	Period of acquisition:

Starting on January 6, 2025 and ending on December 23, 2025

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

Progress as of September 10, 2025

Total number of shares acquired:  746,480,900 shares

Total amount of shares acquired:  1,099,999,882,688 yen